Exhibit 99.2

The offering is being made for the securities of an Israeli company. The offer is subject to the disclosure requirements applicable to Israeli companies which are different from those in the United States. Financial statements included in the Company’s documents, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have arising under the federal securities laws, since the Company is located in Israel, and all of its officers and directors are residents of a foreign country. U.S. Investors may not be able to sue the Company or its officers or directors in a U.S. court for violations of the U.S. securities laws. It may be difficult to compel an Israeli company and its affiliates to subject themselves to a U.S. court's jurisdiction.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

Q: What is the rights offering and why are we undertaking the rights offering?

A:  A rights offering is a distribution of subscription rights on a pro rata basis to all existing shareholders of a company to purchase a proportional number of securities at a given price.

This rights offering is part the Company’s activity in Israel. For the U.S., we are relying on an exemption from the prospectus requirements provided by Rule 801 of the U.S. Securities Act of 1933 (the “Securities Act”).

The Rights Offering is exempt from the provisions of Section 5 of the Securities Act as long as the following conditions are satisfied:

Eligibility of issuer. The Company is a foreign private issuer (Israel) on the date the securities are first offered to U.S. holders.

Limitation on U.S. ownership. U.S. holders hold no more than 10 percent of the outstanding class of securities that is the subject of the rights offering.

Equal treatment. The Company permits U.S. holders to participate in the rights offering on terms at least as favorable as those offered the other holders of the securities that are the subject of the offering.

If the Company publishes or otherwise disseminates an informational document to the holders of the securities in connection with the rights offering, the issuer must furnish that informational document, including any amendments thereto, in English, to the Securities and Exchange Commission on Form CB. If the Company disseminates by publication in Israel, the Company must publish the information in the United States in a manner reasonably calculated to inform U.S. holders of the offering.

Eligibility of securities. The securities offered in the Rights Offering are equity securities of the same class as the securities held by the offerees in the United States.

7,574,244 to 7,719,980 units are offered to the Company’s shareholders such that each holder holding 6 Company ordinary shares on March 3, 2022 (the Effective Date, as defined below) would be entitled to purchase one unit with the following composition and price ("Rights Unit"):

Price
1 Company Ordinary shares of NIS 0.5 par value, at NIS 2.00 per share	NIS 2.00
1 Option Warrants (Series 2)	No consideration
Total price per rights unit	NIS 2.00

As of the share price on February 13, 2022 (of NIS1.864), the economic value of each Option Warrant (Series 2) (of NIS0.455), the price and composition of each offered rights unit – the Ex-rights price is NIS 1.82 per share and the benefit component in the rights offered pursuant to this report, calculated under the same assumptions, is 2.51%.

The economic value of each Option Warrant (Series 2) was calculated using the Black-Scholes formula, in conformity with the calculation formula in the Tel Aviv Stock Exchange rules, based on an exercise price of NIS 3.0 (non-linked) per option warrant, and on the following assumptions: The final day for exercise of Option Warrant (Series 2) is March 10, 2024; the closing price per Company ordinary share on the Stock Exchange on February 13, 2022 is NIS 1.864; the Ex-rights price is NIS 1.82 per share; the annual discount rate is 0%, based on updated discount rates published by the Stock Exchange on February 1, 2022; and the weekly standard deviation is 9.79%.

We encourage you to read Exhibit 99.1 to understand the entire process undertaken in Israel.

Q. May I transfer my subscription rights?

A: Rights may be bought or sold via the Tel Aviv Stock Exchange members on the rights trading day on March 6, 2022. The rights trading on the Stock Exchange would consist of the right to buy one rights unit, consisting of 1 Company ordinary share and 1 Option Warrant (Series 2).

Q: What happens if I choose not to exercise my subscription rights?

A: You will receive from the company the economic benefit of the rights without holding the option and without participating on the trading day.

Q: When will the subscription rights expire?

A: February 22, 2022 (the “U.S. Acceptance Deadline”). It is your responsibility to contact the Company at the address below, present proof of your ownership, establish a procedure of creating an account in Israel, and pay the NIS 2.00 price per unit by the U.S. Acceptance Deadline. You will then participate on the trading day on March 6, 2022. If you do not timely exercise your rights in accordance with the procedures applicable to you, your ability to exercise the rights and purchase the ordinary shares will expire. If you choose not to exercise these rights or the timeline is not practical to you, you will still receive the economic benefit of the unit, and these funds will eventually be distributed to you. You do not need to contact the Company and create your Israeli account by the U.S. Acceptance Deadline, or indeed at all, in order to receive the economic benefit itself.

Q: Is exercising my subscription rights risky?

A: The exercise of your subscription rights (and the resulting ownership of our ordinary shares) involves a high degree of risk. Exercising your subscription rights means buying securities and should be considered as carefully as you would consider any other equity investment. You may choose not to purchase the securities and still receive the economic benefit as of the trading day by having the Company distribute those funds to you.

Q: What should I do if I want to participate in the rights offering but my ordinary shares are held in the name of my broker, dealer, bank or other nominee and not in my name?

A: Beneficial owners of our ordinary shares whose shares are held by a nominee, such as a broker, dealer, bank or trustee, rather than in their own name, may contact that nominee to exercise their rights. In that case, the nominee may contact the Company on behalf of the beneficial owner and arrange for proper payment.

Q: Will I be charged a sales commission or a fee if I exercise my subscription rights?

A: We will not charge a brokerage commission or a fee to subscription rights holders for exercising their subscription rights. However, if you exercise your subscription rights and/or sell any underlying ordinary shares through a broker, dealer, bank or other nominee, you will be responsible for any fees charged by your broker, dealer, bank or other nominee.

Q: What are the U.S. federal income tax consequences of receiving or exercising my subscription rights?

A: You should consult your own tax advisor as to the particular consequences to you of the rights offering.

Q: Who do I contact? What should I do if I have other questions?

A:  In order to exercise your rights, and if you have any questions or need further information about the rights offering, please contact the Company and complete the procedures including creating your Israeli account by the U.S. Acceptance Deadline.

You should contact the address below during Israeli normal business hours:

Gil Segal, CPA (Isr.)
Chief Financial Officer
ROBOGROUP T.E.K LTD.

Tel: +972-3-9004111
Fax: +972-3-9030413

E-mail: irinfo@intelitek.com

If you choose not to receive the securities and participate in the trading day, you will still receive an economic benefit, and you do not need to contact the Company.

Nominee Holders

If you are a broker, a trustee or a depositary for securities that holds our ordinary shares for the account of others as a nominee holder, you should notify the respective beneficial owners of such shares as soon as possible of the issuance of the rights to find out such beneficial owners’ intentions. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate forms. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our ordinary shares on the record date, so long as the nominee submits the appropriate subscriptions and certifications and proper payment to us.

General

All questions as to the timeliness, validity, form, eligibility (including times of receipt and matters pertaining to beneficial ownership) and the acceptance of subscriptions will be determined by us, which determinations will be final and binding. No alternative, conditional or contingent subscriptions will be accepted.

We reserve the right to reject any exercise if such exercise is not in accordance with the terms of the rights offering or not in proper form or if the acceptance thereof or the issuance of our securities thereto could be deemed unlawful. We reserve the right to waive any deficiency or irregularity with respect to any issuance. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to give notification of any defect or irregularity in connection with any liability for failure to give such notification.